Exhibit 99.1

July 13, 2020

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager-Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: AGM Proceedings

We are hereby submitting the summary of proceedings of the 74th Annual General Meeting of the Company held on July 13, 2020.

The same will be made available on the Company’s website www.wipro.com.

Thanking You, For WIPRO LIMITED M Sanaulla Khan Company Secretary Encl: As Above.

SUMMARY OF PROCEEDINGS OF THE 74TH ANNUAL GENERAL MEETING

The 74th Annual General Meeting (the “AGM”) of the Members of Wipro Limited (the “Company”) was held on Monday, July 13, 2020 at 9 AM 1ST through video conferencing (“VC”), in compliance with the applicable provisions of the Companies Act, 2013, the General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020 and General Circular No. 20/2020 dated May 5, 2020 issued by the Ministry of Corporate Affairs (“MCA”) and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

The following Directors were present:

Sl. No.	Name of the Director	Designation	Attended through VC from
1.	Mr. Rishad A Premji	Executive Director and Chairman	Wipro Office, Bengaluru

2.	Mr. Thierry Delaporte	Chief Executive Officer and Managing Director	Paris

3.	Mr. Azim H Premji	Non-Executive Non-Independent Director	Wipro Office, Bengaluru

4.	Mr. M K Sharma	Independent Director, Chairman of Audit, Risk and Compliance Committee and Chairman of Administrative and Investors Grievance Committee	Mumbai

5.	Mr. William Arthur Owens	Independent Director, Chairman of Board Governance, Nomination and Compensation Committee and Chairman of Strategy Committee	Kirkland, Washington

6.	Mrs. lreena Vittal	Independent Director	Bengaluru

7.	Dr. Patrick J Ennis	Independent Director	Northbend, Washington

8.	Mr. Patrick Dupuis	Independent Director	Los Altos, California

9.	Mr. Deepak M Satwalekar	Independent Director	Mumbai

In attendance:

Sl. No.	Name of the Officials	Designation	Attended through VC from
1.	Mr. Jatin P Dalal	Chief Financial Officer	Wipro Office, Bengaluru

2.	Mr. M Sanaulla Khan	Company Secretary	Wipro Office, Bengaluru

3.	Mr. Vikas Bagaria	Partner, Deloitte Haskins and Sells LLP, Statutory Auditor	Bengaluru

4.	Mr. V. Sreedharan	Partner, V Sreedharan & Associates, Secretarial Auditor and Scrutinizer	Bengaluru

Members Present: 274 Members attended through video conferencing.

Pursuant to Article 96 of Articles of Association of the Company, Mr. Rishad A Premji, being the Chairman of the Board, took the chair and conducted the proceedings of the Meeting after ascertaining that the requisite quorum was present. The Chairman informed the Members that the meeting is being held through video conferencing in accordance with the circulars and guidelines issued by MCA and SEBI. He introduced the members of the Board and other officials present at the meeting.

The Chairman thereafter requested the Company Secretary to brief the Members regarding the arrangements made for the meeting. The Company Secretary informed that the Company has enabled the Members to participate at the 74th AGM through the video conferencing facility provided by KFin Technologies Private Limited, Registrars and Transfer Agent. The proceedings of the AGM are also being web-casted live for all the Members. It was further informed that the Members have been provided with the facility to exercise their right to vote by electronic means, both through remote e-voting and e-voting at the AGM in accordance with the provisions of the Companies Act, 2013 and SEBI Listing Regulations. The Members joining the meeting through video conferencing, who have not already cast their vote by means of remote e-voting, may vote through insta-poll e-voting facility provided at the AGM. Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan and Associates, Company Secretaries, has been appointed as the Scrutinizer to report on the combined voting results of remote e-voting and the lnsta-Poll for each of the items as per the notice of the AGM.

The Chairman affirmed he is satisfied that all the efforts feasible under the circumstances have been made by the Company to enable Members to participate and vote on the items being considered at the meeting. Thereafter, the Chairman addressed the Members and spoke about the impact of the Covid-19 pandemic on human life, the social and community initiatives undertaken by Wipro during these times, Wipro’s response to the pandemic, business strategy, Wipro’s financial performance and creation of stakeholder value. The speech delivered by the Chairman at the AGM is enclosed for the purpose of information.

Thereafter, the Chairman declared that the notice of the 74th AGM, copies of audited financial statements for the year ended March 31, 2020, Board’s and Auditor’s report had been sent through electronic mode to those Members whose e-mail addresses had been registered with the Company or Depositories. Accordingly, the notice of the AGM and statutory auditor’s report were taken as read. It was also informed that the original documents including the register of Director’s shareholding, register of contracts, copies of audited financial statements, etc., were available for inspection.

The following items of business, as per the notice of the AGM, were transacted:

1.

Adoption of the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2020, together with the Reports of the Board of Directors and Auditors thereon. (Ordinary resolution)

2.	Confirmation of payment of interim dividend of Rs.1/- per equity share already paid during the year as Final Dividend for the Financial Year 2019-20. (Ordinary resolution)

3.	Appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for re-appointment. (Ordinary resolution)

4.	Appointment of Mr. Thierry Delaporte (DIN: 08107242), as the Chief Executive Officer and Managing Director of the Company. (Ordinary resolution)

5.	Appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company. (Special resolution)

Clarifications were provided to the queries raised by the Members.

The scrutinizers’ report was received and accordingly all the resolutions as set out in the notice of the AGM were declared as approved with requisite majority.

CHAIRMAN’S SPEECH

Dear Shareholders,

Welcome to the 74th Annual General Meeting of Wipro. On behalf of the Wipro Board of Directors, I want to thank you for taking the time out, to join us today. We meet in this virtual mode because we are living through extraordinary times.

The Covid-19 pandemic is one of the biggest crises the world has faced in the past century. The rapidly spreading contagion and the efforts to contain it have driven an unprecedented socioeconomic disruption. This has also led to a deep humanitarian crisis in many parts of our world. The tragic loss of human life and suffering has been staggering and it continues. The collapse in economic activity is of levels unseen in previous times. Only an effective vaccine will be a stable solution to the pandemic. Till then our public health systems will have to continue their heroic efforts to protect our populations. This also means that till the vaccine covers large parts of the world, uncertainties around both economic and social activities will remain.

Eventually, with the vaccine and other efforts, the world will come out of this crisis. But I sense that the world will come out changed in some important ways.

With this crisis, the urgency of investment in public health is apparent to all. The criticality of global cooperation has never been clearer. We are truly one people across the world, we must learn to live together harmoniously and cooperate. And, we must come out of this crisis with an unflinching commitment to reducing inequity and disadvantage in the world. We have seen what our fellow human beings have gone through and are still living with. We cannot let this continue.

A similar substantial and deep change that I observe is in the status and role of technology in all aspects of life. It is not as though technology was not playing an ever-increasing role in our lives even before Covid 19. But in a world ravaged by the pandemic, technology has become the key to survival and driving resilience for businesses. At the same time it has become a critical facilitator for social and economic activities for individuals. These are profound changes, the pace of which has been dramatically accelerated.

Many of these changes related to technology are here to stay. These are structural. We already see this all-pervasive impact on the established ways of working. For example, the notion of ‘work from anywhere’, is no longer a mere notion. It has happened. And it has happened not only in small organizations, but the biggest ones across the globe.

We can expect that virtual, remote, community-based and distributed work models will become the norm, all powered by collaborative technologies. Enterprises will fundamentally evaluate their technology capacity and investments so that it enables them to operate with flexibility and agility, and work with partners who can respond and adjust quickly to changing circumstances.

From a business perspective Wipro is ideally placed to leverage and enable these transformations – both with businesses and with individuals.

As part of our Strategy in enabling businesses and consumers to transform, our strategy of driving a ‘Digital’ first approach is particularly relevant in these times. We have made significant investments in Digital, Cloud, Cybersecurity & in our Engineering capabilities. These investments & focus has helped us achieve leadership in these areas as acknowledged by our customers and analysts. Wipro Ventures, our corporate venture arm has announced a second fund of $150M taking our total commitment to $250M.

Our delivery model is designed to address the ‘Future needs of work’ & enables a virtual, adaptive, and intelligent enterprise. The model is based on the principles of distributed, no-shore, agile and a cloud-first approach. Through our Topcoder crowdsourcing platform of 1.5M community members operating globally, we provide virtual and community work models leveraging our solutions, such as Talent as a Service (“TaaS”).

Let me come back to the uncertain times that we are living through. Without question, employee safety and well-being has been and will remain of paramount importance to us.

In March, at the early onset of Covid-19, we triggered our business continuity plans and enabled work from home for ~93% of our employees across the world. It was heartening and inspiring to observe the seamless team-work which enabled the smooth execution of this massive change. In these past few months, we have settled well into this new way of working and our focus remains on making our clients successful. I also believe that some of these changes will forever transform how we work in the future.

Wipro has always been strongly committed to being an active and responsible citizen of this world. And so, in this unprecedented crisis, we have tried to do our utmost, to help tackle the pandemic and its humanitarian fallout.

We responded with speed and expanded our efforts systematically, and our efforts continue. We acted on both fronts: to help lessen the human misery and to augment the public health systems efforts to combat the pandemic. We are implementing these actions in close collaboration with the Azim Premji Foundation and Wipro Enterprises Ltd.

Over the past 3 1⁄2 months our efforts have supported about 80 lakh people with about 28 crore meals. We have also helped about 30 lakh people regenerate their livelihoods – as an example we have helped small and marginal farmers by providing seed, bio-fertilizer and other relevant tools. During the crisis we supplied about 2 lakh PPE kits to where they were needed the most. We have helped scale-up testing capacity and critical care capacity across many regions, by supplying equipment, and supporting frontline healthcare workers.

I want to share two specific examples of how we leveraged Wipro resources. We repurposed the kitchen infrastructure in our facilities in Bangalore, Pune and Kolkata to provide cooked meals twice daily for 74 days running to thousands of vulnerable families. Eventually this served 29.7 lakh meals to over 2.5 lakh people – those who had no capacity to cook even if provided with dry ration. The other example is the conversion of one of our unused campuses in Pune into a 450 bed Covid isolation hospital.

Even as I speak here, our efforts continue full steam along with Wipro Enterprises and the Azim Premji Foundation.

I must confess that the more we have done during this crisis the more we have realized that the need and the challenge is so deep, and people are facing such dire circumstances, that everyone needs to come together to contribute. We will continue to do all we can.

Let me move to the financial results of your company.

For the year ending 31st March 2020, our IT Services Revenues at $8.26 Bn grew by 3.9% YoY (in constant currency and after adjusting for the divestments) and our Net Income at ₹97.2 billion grew by 8.0% YoY aided by improved operating margins, higher other income and lower taxes. Our EPS for the Year ending 31st March 2020 grew by 11.2% YoY and the Operating Cash Flows at ₹100.6 billion was at 103.5% of our Net Income. Our payout for FY20 is at ₹112.2 billion through buyback and dividends (including dividend distribution tax) to our shareholders, which is 115.4% of our Net Income.

I am also thrilled to welcome Thierry Delaporte as our new CEO & Managing Director. Thierry brings with him an exceptional leadership track record, deep strategic expertise, a unique ability to forge long-standing client relationships, and real experience of driving transformation and managing technological disruption. Thierry is the right leader for Wipro in this dramatically changing world. Welcome, Thierry.

We also welcome Deepak Satwalekar to the Board of Directors of Wipro, as a Non-Executive Independent Director, I am confident that his deep repository of knowledge spanning across the financial services sector will further strengthen our Board.

Wipro turns 75 this year. Your company has transformed many times over the years, to anticipate and leverage the changing world for its business opportunities. But our guiding force has been constant – our Values which we call the ‘Spirit of Wipro’.

Energized by these Values, with every passing year our commitment to the success of our clients and the resolve to uphold Integrity under all circumstances, has only strengthened. This is what has built Wipro in the past 75 years. We will continue along this path of energetic transformation anchored by rock solid Values.

Lastly, I want to share that I am truly humbled at being appointed Chairman of Wipro Limited. I have begun this journey with a deep sense of gratitude - it is both an honor and a privilege to lead our company. I am thankful to our clients, partners, investors, and other stakeholders who have reposed their trust and confidence in me and team Wipro. I am confident that with trust and the team-work of all Wiproites, we will emerge stronger from the crisis and the best of Wipro lies ahead.

Thank you.